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                                                                     Exhibit 2.2


                              Big City Radio, Inc.
                                11 Skyline Drive
                            Hawthorne, New York 10532

                                 April 20, 1998


Mr. Darrel Peters
Darrel Peters Productions, Inc.
135 E. County Line Road
Barrington, IL 60010


          Re:  Trade Agreement

Dear Mr. Peters:

          This letter agreement ("Letter Agreement") will confirm our understanding regarding the trade relationship by and between Big City Radio, Inc. ("Big City"), on behalf of its radio operations in Chicago, Illinois, and Darrel Peters Productions, Inc. ("Darrel Peters"), as referenced in the Asset Purchase Agreement, dated as of this date, by and between the parties (the "Asset Purchase Agreement"). Accordingly, the following terms and conditions shall apply:

 1. Term. The term of this Letter Agreement shall commence upon the Closing Date (as defined in the Asset Purchase Agreement) of the transaction contemplated by the Asset Purchase Agreement, and shall stay in effect, unless otherwise earlier terminated in accordance herein, for a period of ten (10) years thereafter (the "Term").

 2.       Value.

                   a) During the Term, Big City agrees to provide you with goods or services in the aggregate fair market value of Seven Hundred and Fifty Thousand Dollars ($750,000.00) (the "Value"), to be delivered at an approximate rate of Two Hundred and Fifty Thousand Dollars ($250,000.00) during three (3) successive forty (40) month periods, but at no more than Seventy-Five Thousand Dollars ($75,000.00) per twelve (12) month period. Credit against Value shall be computed at time of order for goods and services by Darrel Peters. Value not ordered during each forty (40) month period may not be carried forward into the next forty (40) month period. Value will be counted, for United States tax purposes, as capital gains.

                   b) From time to time throughout the Term, Big City may
                      accelerate the delivery of the Value, with prior written approval of Darrel Peters,


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                      such approval not to be unreasonably withheld. In the
                      event that acceleration is undertaken in accordance with this paragraph, the Term shall terminate upon delivery of the full Value.

                   c) Only with prior written consent of Darrel Peters, Big City may employ a bill payer, brokerage house or any other third party to obtain goods and services on behalf of Darrel Peters. In such event, Big City shall be credited against the Value for the actual amount of airtime or advertising it must expend or convey to obtain the goods or services.

                   d) Goods and Services. From time to time throughout the Term,
                      Darrel Peters may provide Big City with certain accounts or advertisers which, in exchange for airtime or advertising on Big City's radio stations, will provide goods or services to Big City for the benefit of Darrel Peters; all such account or advertising agreements, however, will be directly between Big City and the advertisers. Big City retains the right to accept or decline the accounts or advertisers provided to it by Darrel Peters in accordance with this paragraph and, under no circumstances, shall Big City undertake any arrangement or agreement on behalf of Darrel Peters which would violate the rules and regulations of the Federal Communications Commission, the Communications Act of 1934, as amended, or the terms and conditions of the its radio station licenses.

4.        Settlement of Disputes.

                   a) The parties hereto shall endeavor to settle amicably by mutual discussions any disputes, differences, or claims whatsoever related to this Letter Agreement.

                   b) Failing such amicable settlement, any controversy, claim or dispute arising under or relating to this Letter Agreement, including the existence, validity, interpretation, performance, termination or breach thereof, shall finally be settled by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association ("AAA"). There shall be three (3) arbitrators, the first of which shall be appointed by the claimant in its notice of arbitration, the second of which shall be appointed by the respondent within thirty (30) days of the appointment of the first arbitrator and the third of which shall be jointly appointed by the party-appointed arbitrators within thirty
                      (30) days thereafter. The Arbitrator will not have authority to award punitive damages to either party. Each party shall bear its own expenses, but the parties shall share equally the expenses of the Arbitration Tribunal and the AAA. This Letter Agreement shall be enforceable, and any arbitration award shall be final, and judgment


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                      thereon may be entered in any court of competent
                      jurisdiction. The arbitration shall be held in Chicago, IL, USA.

 5. Assignment. This Letter Agreement and the benefits or obligations hereunder may not be assigned without the prior written consent of the non-assigning party, such consent not to be unreasonably withheld.

 6. Indemnification. Darrel Peters shall indemnify or defend Big City, its affiliates, subsidiaries, directors, officers or employees, against any and all third party claims arising out of Darrel Peters' use or enjoyment of the goods and services conveyed pursuant to this Letter Agreement.


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         Accordingly, please indicate your agreement and acceptance with the terms and conditions set forth in this Letter Agreement by signing your name in the space provided below.



                                                     Sincerely yours,

                                                     /s/ Michael Kakoyiannis

                                                     Michael Kakoyiannis
                                                     President & CEO


Agreed and Accepted:


/s/ Darrel Peters
------------------------
Darrel Peters
Darrel Peters Productions, Inc.
President